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March 14, 2025 VIA EDGAR United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction
100 F Street NE
Washington, D.C. 20549

Attention:	Pearlyne Paulemon

Jeffrey Gabor

Jennifer Monick

Jeffrey Lewis

Re:	Real Asset Acquisition Corp. Registration Statement on Form S-1

Submitted February 7, 2025

File No. 333-284777

Ladies and Gentlemen:

On behalf of our client, Real Asset Acquisition Corp., a Cayman Islands exempted company (the “Company”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) with respect to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”), contained in the Staff’s letter dated March 6, 2025 (the “Comment Letter”).

The Company has filed via EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the Amendment No. 1. Capitalized terms used but not defined herein have the meanings set forth in the Amendment No. 1.

Registration Statement on Form S-1 submitted February 7, 2025

Cover Page

1.	Please clearly state that there may be actual or potential material conflicts of interest between the sponsor, its affiliates, or promoters; and purchasers in the offering. See Item 1602(a)(5) of Regulation S-K.

Response: The Company acknowledges the comments of the Staff and has revised the disclosure on the cover page.

2.	We note that your sponsor transferred 25,000 founder shares and 10,000 founder shares to each of your independent directors and to each of your advisors. When discussing the amount of compensation received or to be received, as required by Item 1602(a)(3) of Regulation S-K, please include any compensation paid or to be paid to or securities issued or to be issued to sponsor affiliates and promoters and the price paid. Please also revise the tables on pages 5 and 112. See Item 1602(b)(6) of Regulation S-K

Response: The Company acknowledges the comments of the Staff and has revised the disclosure on the cover page as well as pages 6, 25, 45, 69, 116, 122, 169 and 172.

United States Securities and Exchange Commission

March 14, 2025

Prospectus Summary

Our Sponsor, page 5

3.	In your compensation table here and on page 116, please revise to include the antidilution adjustment of the founder shares. Please also revise the table to reflect that in addition to your sponsor, independent directors, advisors, or their respective affiliates may be paid a finder’s fee, advisory fee, consulting fee or success fee, as referenced on page 38. Lastly, please revise the table to reflect that in addition to the sponsor, an affiliate of the sponsor may be paid a salary or fee in connection with the business combination. See Item 1602(b)(6) and Item 1603(a)(6) of Regulation S-K.

Response: The Company acknowledges the comments of the Staff and has revised the disclosure on pages 6 and 122.

The Offering, page 20

4.	We note your disclosure on page 21 that 7,500,000 warrants will be outstanding after this offering and the private placement. We further note your note (5) on page 21 and one of your risk factors on page 91 indicate there will be 2,500,000 public warrants. Such amounts do not appear to be consistent with the terms of the transaction. Please revise the number of warrants for accuracy.

Response: The Company acknowledges the comments of the Staff and has revised the disclosure on page 22.

Ability to extend time to complete business combination, page 30

5.	Please disclose your plans if you do not consummate a de-SPAC transaction within 24 months, including whether there are any limitations on the number of extensions, including the number of times, and the consequences to the SPAC sponsor of not completing an extension of this time period. See Item 1602(b)(4) of Regulation S-K.

Response: The Company acknowledges the comments of the Staff and has revised the disclosure on pages 17-18, 31, 105, 134-135 and 173.

Anticipated expenses and funding sources, page 31

6.	Please revise this section or include a new section within the Summary under an appropriate subcaption to provide a more comprehensive discussion regarding whether you have any plans to seek additional financing and how such financings may impact unaffiliated security holders, as required by Item1602(b)(5) of Regulation S-K. In this regard, we note your disclosures that you intend to target businesses with enterprise values that are greater than you could acquire with the net proceeds of this offering and the sale of the private placement warrants, as stated on page 69.

Response: The Company acknowledges the comments of the Staff and has revised the disclosure on page 47-49.

United States Securities and Exchange Commission

March 14, 2025

Dilution, page 103

7.	Please revise your dilution disclosure on pages 103 to 105 to also include the tabular dilution disclosure you have provided on the outside front cover page of the prospectus. Reference is made to Item 1602(c) of Regulation S-K.

Response: The Company acknowledges the comments of the Staff and has revised the disclosure on page 108.

8.	We note all of the column headings are labeled as "With Over-Allotment" in the table on page 104. Please revise to ensure that the column headings are properly labeled as "With Over-Allotment" or "Without Over-Allotment" for each redemption scenario in the table.

Response: The Company acknowledges the comments of the Staff and has revised the disclosure on page 109.

9.	We note inconsistent disclosure throughout in your filing with respect to whether or not you cannot redeem the public shares in an amount that would cause your net tangible assets to be less than $5,000,001. For example purposes only, we noted:

●	On page 67, you disclose that your amended and restated memorandum and articles of association will not provide a specified maximum redemption threshold.

●	Your tabular disclosure on page 104 indicates you have assumed $140,125,912 as the amount paid for redemptions in your maximum redemption scenario. This tabular disclosure in inconsistent with your narrative disclosure on page 105, which states that for purposes of presenting the maximum redemption scenario, you have reduced your pro forma net tangible book value after this offering (assuming no exercise of the underwriters’ over-allotment option) by $150,000,000 because holders of up to approximately 100% of your public shares may redeem their shares.

●	On page F-11, you state that although the Company did not specify a maximum redemption threshold, its charter provides that the Company will not redeem its Public Shares in an amount that would cause its net tangible assets (shareholder’s equity) to be less than $5,000,001.

Please revise your filing to address these and other related inconsistencies. Your revisions should clarify if you do or do not have a redemption restriction such that you cannot redeem the public shares in an amount that would cause your net tangible assets to be less than $5,000,001.

Response: The Company acknowledges the comments of the Staff and has revised the disclosure on pages 107-108, F-8 and F-11.

10.	We note that one of your calculations assumptions is that no ordinary shares and convertible equity or debt securities are issued in connection with additional financing in connection with an initial business combination. Please expand your disclosure to highlight that you may need to do so as you intend to target an initial business combination with a target company whose enterprise value is greater than you could acquire with the net proceeds of the offering and the sale of private placement warrants, as stated on page 69 of your prospectus.

Response: The Company acknowledges the comments of the Staff and has revised the disclosure on page 107 and 114.

* * *

United States Securities and Exchange Commission

March 14, 2025

Please do not hesitate to contact Elliott Smith at (212) 261-6847 of Perkins Coie LLP with any questions or comments regarding this letter.

Best regards,

/s/ Perkins Coie LLP

cc:	Peter Ort, Real Asset Acquisition Corp.

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